Mail Stop 3561

December 14, 2007

Mr. Ronald J. Tanski
Treasurer and Principal Financial Officer
National Fuel Gas Company
6363 Main Street
Williamsville, New York 14221

     RE: National Fuel Gas Company
               Form 10-K for Fiscal Year Ended September 30, 2006
               Filed December 8, 2006
               File No. 1-3880

Dear Mr. Tanski:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

            Sincerely,

            William H. Thompson
            Branch Chief